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                             September 24, 2021

       Wendy Mantell
       Secretary and General Counsel
       Bird Global, Inc.
       406 Broadway, Suite 369
       Santa Monica, California 90401

                                                        Re: Bird Global, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 3,
2021
                                                            File No. 333-256187

       Dear Ms. Mantell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed September 3, 2021

       General

   1.                                                   We refer to Exhibit
23.1 appearing in Amendment No. 3 to Form S-4. Since Bird Rides'
                                                        and Bird Global's
latest consent from Ernst & Young LLP, dated August 18, 2021, specifically references
Amendment No. 3 to the registration statement, please ensure that you amend your filing
to include a currently dated consent prior to requesting
                                                        effectiveness.

               You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
       Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
 Wendy Mantell
Bird Global, Inc.
September 24, 2021
Page 2

551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                         Sincerely,
FirstName LastNameWendy Mantell
                                                         Division of
Corporation Finance
Comapany NameBird Global, Inc.
                                                         Office of
Manufacturing
September 24, 2021 Page 2
cc:       Justin G. Hamill
FirstName LastName